Chart Industries, Inc.

One Infinity Corporate Centre Drive, Suite 300
Garfield Heights, Ohio 44125
Phone: 440-753-1490 Fax: 440-753-1491
www.chart-ind.com

January 5, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Cecilia Blye
Office of Global Security Risk Chief

Re:	Chart Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-11442

Dear Ms. Blye:
On December 22, 2014, Chart Industries, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), filed a preliminary response letter in response to the Staff’s comment letter, dated December 15, 2014, regarding the above-referenced filing. That letter was filed without a conformed signature. Pursuant to our telephone conversation today with the Staff, we are refiling the original letter with a conformed signature. Except for the inclusion of the conformed signature, the letter filed today is identical to the letter filed on December 22.
If you have any further comments or questions regarding this matter, please do not hesitate to contact me at (440) 544-1249.
Very truly yours,

By:	/s/ Matthew J. Klaben
Matthew J. Klaben
Vice President, General Counsel and
Secretary

cc:	Michael F. Biehl
Kenneth J. Webster
David Maraldo, Ernst & Young LLP
Arthur C. Hall III, Calfee, Halter & Griswold LLP